APPENDIX A TO STOCK OPTION PLAN

                  SECTION 102 EMPLOYEE STOCK OPTION PLAN (2003)

         1.       NAME AND PURPOSE.

         1.1 This plan, as amended from time to time, shall be known as the Gilat Satellite Networks Ltd. Section 102 Employee Stock Option Plan (2003)(the "PLAN").

         1.2 The purposes of this Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants (collectively, "SERVICE PROVIDERS") of Gilat Satellite Networks Ltd. (the "COMPANY") and its Affiliates (as defined below), and to promote the Company's business by providing such individuals with opportunities to receive options ("OPTIONS") to purchase Ordinary Shares in the Company ("SHARES") pursuant to the Plan. Options granted pursuant to this Plan may be granted pursuant to Section 102 ("Section 102") of the Income Tax Ordinance (New Version) 1961 (the "Ordinance") as amended from time to time and, most recently, by the Law Amending the Income Tax Ordinance (Number 132) 2002 (as amended, the "Ordinance"), pursuant to Section 3(i) of the Ordinance, or pursuant to the applicable tax laws of any jurisdiction other than Israel, as determined by the Board of Directors of the Company at the time of grant.

"AFFILIATE" means any "employing company" within the meaning of Section 102(a) of the Ordinance.

         2.       TYPES OF OPTIONS AND SECTION 102 ELECTION

         2.1 Options granted pursuant to Section 102 of the Ordinance shall be granted pursuant to either (a) Section 102(b)(2) thereof as capital gains track options, pursuant to which income resulting from the sale of Shares derived from such Options is taxed as a capital gain ("102 CAPITAL GAINS TRACK OPTIONS"), or
(b) Section 102(b)(1) thereof as ordinary income track options, pursuant to which income resulting from the sale of Shares derived from such Options is taxed as ordinary income ("102 ORDINARY INCOME TRACK OPTIONS"; together with 102 Capital Gains Track Options, "102 TRUSTEE OPTIONS"), or (c) Section 102(c) thereof as options which are not held in trust by a Trustee, pursuant to which income resulting from the sale of Shares derived from such Options is taxed as ordinary income ("UNAPPROVED 102 OPTIONS") . The Company may designate Options granted pursuant to Section 102 as Unapproved 102 Options or 102 Trustee Options, however, with respect to 102 Trustee Options, the Company may grant only one type of 102 Trustee Option at any given time pursuant to this Plan, and shall file an election with the Israeli Tax Authorities regarding the type of 102 Trustee Option it chooses to grant (the "ELECTION"). Once the Company has filed such Election, it shall become effective beginning the first date of grant of a 102 Trustee Option and the Company may change the type of 102 Trustee Option that it chooses to grant only after the passage of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election. Until the Election is changed, all 102 Trustee Options shall be issued either as 102 Capital Gain Stock Options or as 102 Ordinary Income Stock Options. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

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         2.3 2.2 Options that do not contain such terms as will qualify them for the special tax treatment under Section 102 will be granted pursuant to Section 3(i) of the Ordinance, and are referred to herein as "3(I) OPTIONS". For the avoidance of doubt, such 3(i) Options shall be granted to a consultant, adviser, service provider, controlling shareholder or any other person who is not an employee.All 102 Trustee Options must be held in trust by a Trustee, as described in Section 5 below.

         2.4 For the avoidance of doubt, the designation of Unapproved 102 Options and 102 Trustee Options shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

         2.5 With regards to 102 Trustee Options, the provisions of the Plan and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer's permit, and the said provisions and permit shall be deemed an integral part of the Plan and of the Option Agreement. Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Option Agreement, shall be considered binding upon the Company and the Optionees.

         3.       ADMINISTRATION.

         3.1 The Plan will be administered by the Board of Directors . The Board of Directors may, in its discretion, appoint and maintain a Share Option Advisory Committee (the "COMMITTEE") to administer the Plan, to the extent permissible under applicable law, as the same may be amended from time to time. The Committee will consist of such number of Directors of the Company (not less than two (2) in number), as may be determined from time to time by the Board of Directors. The Board of Directors shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee, and shall fill vacancies in the Committee however caused. Notwithstanding the above, the Board of Directors shall automatically have residual authority: (i) if no Committee shall be constituted or; (ii) if such Committee shall cease to operate for any reason or; (iii) with respect to the rights not delegated by the Board of Directors to the Committee.

         3.2 If appointed, the Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. Actions at a meeting of the Committee at which a majority of its members are present or acts approved in writing by all members of the Committee, shall be the valid acts of the Committee. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.

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         3.3 Subject to the general terms and conditions of this Plan, the Board of Directors shall have full authority in its discretion, from time to time and at any time, to determine (i) the persons to whom Options shall be granted ("OPTIONEES"), (ii) the number of Shares to be covered by each Option, (iii) the time or times at which the same shall be granted, (iv) the schedule and conditions on which such Options may be exercised and on which such Shares shall be paid for, (v) the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (vi) the Fair Market Value of the Shares covered by each Option; (vii) the type of 102 Trustee Options; (viii) the type of Options; (ix) the purchase price of the Option and (x) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan. The Board of Directors may, in its sole discretion, delegate some or all of the powers listed above to the Committee, to the extent permitted by the Israeli Companies Law 5759-1999 (the "COMPANIES LAW"), or other applicable law. The Board may from time to time adopt such rules and regulations for carrying out the Plan as it may deem best. Grants of Options shall be made pursuant to written notification to Optionees setting out the terms of the grant, as set forth in Subsection 7.2 below.

         3.4 In the event that the Board appoints a Committee, the Committee shall not be entitled to grant Options to the Optionees (unless permitted to do so by the Companies Law). However, in the event that the Committee is authorized to do so by the Board, it may issue Shares underlying Options which have been granted by the Board and duly exercised pursuant to the provisions hereof, in accordance with
                    Section 112(a)(5) of the Companies Law.

         3.5 No member of the Board of Directors or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted thereunder. Subject to the Company's decision and to all approvals legally required, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of stockholders or disinterested directors, insurance policy or otherwise.

         3.6 The interpretation and construction by the Board of Directors of any provision of the Plan or of any Option thereunder shall be final and conclusive. In the event that the Board appoints a Committee, the interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive unless otherwise determined by the Board of Directors.

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         4.       ELIGIBLE OPTIONEES.

         4.1 No Option may be granted pursuant to this Plan to any person serving as a member of the Committee or to any other Director of the Company at the time of the grant, unless such grant is approved in the manner prescribed for the approval of compensation of directors under Section 273 of the Companies Law.

         4.2 Subject to the limitation set forth in Sub-section 4.1 above and in Sub-section 4.3 below and any restriction imposed by applicable law, Options may be granted to any officer, key employee or other employee of the Company or of any Affiliate, whether or not a director of the Company. The grant of an Option to an Optionee hereunder shall neither entitle such Optionee to participate, nor disqualify him from participating, in any other grant of Options pursuant to this Plan or any other share incentive or share option plan of the Company.

         4.3 102 Trustee Options may be granted to employees, officers and directors, provided that they are not "controlling shareholders" of the Company or of any Affiliate, as defined in the Ordinance. 3(i) Options may be granted only to consultants, and to employees, officers and directors who do not qualify for 102 Trustee Options because they are controlling shareholders of the Company. Each Option shall be designated in the Option Agreement as either a 102Ordinary Income Track Option, a 102 Capital Gains Track Option, or a 3(i) Option.

         5.       TRUSTEE.

         5.1 GRANTS MADE UNDER SECTION 102 OF THE ORDINANCE. 102 Trustee Options and/or any Shares allocated or issued upon exercise of such Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to a trustee (the "TRUSTEE") nominated by the Board of Directors and approved in accordance with the provisions of Section 102 of the Ordinance and the regulations, rules, orders or procedures promulgated thereunder, including the Income Tax Rules (Tax benefits in Stock Issuance to Employees) 5763-2003 (the "RULES") by the Income Tax Authorities and shall be held for the benefit of the Optionees.

             (a) 102 Trustee Options and any Shares received following exercise of 102 Trustee Options shall be held by the Trustee for the benefit of the Optionee for such period of time as required by Section 102 of the Ordinance and the Rules, or orders or procedures promulgated thereunder (the "Required Holding Period"). In the case the requirements for 102 Trustee Options are not met, then the 102 Trustee Options may be treated as Unapproved 102 Options, all in accordance with the provisions of Section 102 and the Rules. Following the lapse of the Required Holding Period, the Trustee may release the Options or the Shares to the Optionee only after (A) receiving an acknowledgment from the Income Tax Authority that the Optionee has paid any applicable tax due pursuant to the Ordinance and the Rules, or (B) the Trustee withholds any applicable tax due pursuant to the Ordinance and Rules.

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             (b) Notwithstanding anything to the contrary, the Trustee shall not release any Options or Shares allocated or issued upon exercise of 102 Trustee Options prior to the full payment of the Optionee's tax liabilities arising from 102 Trustee Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

             (b) With respect to 102 Trustee Options, until the lapse of the RequiredHolding Period, the Optionee shall not sell or require the Trustee to release the 102 Trustee Options or any Share received upon the exercise of a 102 Trustee Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, nor shall he require the Trustee to sell the 102 Trustee Options or Shares to a third party. Notwithstanding the above, if any such sale or release occurs during the Required Holding Period, the sanctions under Section 102 of the Ordinance and under the Rules or any regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Optionee

             (d) The Trustee and each Optionee shall comply with the Ordinance, the Rules, and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee.

             (e) Upon receipt of the 102 Trustee Option, the Optionee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with this Plan, or any 102 Trustee Option or Share granted to him hereunder.

         6.       RESERVED SHARES.

         The Company has reserved one million five hundred thousand (1,500,000) authorized but unissued Ordinary Shares, nominal value NIS 0.20 per share, of the Company for purposes of this Plan, the 2003 Stock Option Plan (Incentive and Restricted Stock Options) and any other employee option plans which may hereafter be adopted by the Company, subject to adjustment as provided in
Section 11 hereof. The number of Shares reserved hereunder may be increased by the Company from time to time. Any Shares under the Plan, in respect of which the right hereunder of an Optionee to purchase the same shall for any reason terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plan. Any Shares which remain unissued and which are not subject to Options at the termination of the Plan shall cease to be reserved for purposes of the Plan, but until termination of the Plan the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan.

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         7.       OPTIONS.

         7.1 The Board of Directors in its discretion may award to Optionees options to purchase Shares in the Company available under the Plan ("OPTIONS"). The Board shall specify whether the Option is granted pursuant to Section 102 (whether Unapproved 102 Option, 102 Ordinary Income Track Option, 102 Capital Gains Track Option), Section 3(i), or the laws of a jurisdiction other than Israel, in the written instrument pursuant to which the Option is granted (the "OPTION AGREEMENT"). Options may be granted at any time after this Plan has been approved by the Board and submitted to the Income Tax Authority (or prior to this Plan being so approved, provided that the grant of such Options is made subject to such approvals) and the Shares reserved for the Plan have been effectively created. The date of grant of each Option shall be the date specified by the Board of Directors at the time such award is made.

         7.2 The Option Agreement shall state, inter alia, the number of Shares covered thereby, the type of Option granted hereunder and pursuant to which Section of the Ordinance it is granted, the dates when it may be exercised (subject to Section 9 hereof), the exercise price, the schedule on which such Shares may be paid for and such other terms and conditions as the Board of Directors in its discretion may prescribe, provided that they are consistent with this Plan.

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8.     OPTION PRICES.

         8.1 The exercise price for each share to be issued upon exercise of an Option shall be such price as is determined by the Board in its discretion, provided that the price per Share is not less than the nominal value of each Share. Unless otherwise provided in the Option Agreement, the exercise price for each share shall be at the date of the grant, the higher of: (i) $5.00 per share; and (ii) the Fair Market Value of such Share, where Fair Market Value means, as of any date, the value of Ordinary Shares determined as follows:

       (a) For Ordinary Shares listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, the closing sales price therefore (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to such date, as reported in THE WALL STREET JOURNAL or such other source as the Board deems reliable;

       Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant the Company's shares are listed on any established stock exchange or a national market system or if the Company's shares will be registered for trading within ninety (90) days following the date of grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company's shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

       (b) If the Ordinary Shares are regularly quoted by a recognized securities dealer, but selling prices are not reported, Fair Market Value shall be the mean between the high bid and low asked prices therefore on the last market trading day prior to such date; or

       (c) In the absence of an established market for Ordinary Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

         9.       EXERCISE OF OPTION.

         9.1 Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of this Plan.

         9.2 An Option, or any part thereof, shall be exercisable by the Optionee's signing and returning to the Company at its principal office (and to the Trustee, where applicable), a "Notice of Exercise" in such form and substance as may be prescribed by the Board of Directors from time to time, together with full payment for the Shares underlying such Option.

         9.3 Each payment for Shares under an Option shall be in respect of a whole number of Shares, shall be effected by waiving a portion of Optionees salary or by payment in cash or by check payable to the order of the Company, or such other method of payment acceptable to the Company as determined by the Board of Directors, and shall be accompanied by a notice stating the number of Shares being paid for thereby.

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         9.4 If a Section 102 Trustee Option is exercised during the Required
Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Optionee. The Trustee shall have no rights to equity participation as to the Shares held in trust. If a Section 102 Trustee Option is exercised after the Required Holding Period ends, the Shares issued upon such exercise shall, at the election of the Optionee, either (i) be issued in the name of the Trustee, or (ii) be transferred to the Optionee directly, provided that the Optionee first complies with the provisions of Section 18, below. If so requested by the Optionee, Shares issued upon exercise of an Option may be issued in the name of the Optionee and his or her spouse.

         9.5 Until the Shares are issued (as evidenced by the appropriate entry in the Share Register of the Company or of a duly authorized transfer agent of the Company) no right to vote or right to receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right the record date for which is prior to the date the Shares are issued, except as provided in Section 11 of the Plan.

         10.      TERMINATION OF RELATIONSHIP AS SERVICE PROVIDER.

         10.1 EFFECT OF TERMINATION; EXERCISE AFTER TERMINATION. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified in the Option Agreement or this Plan, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan. In the absence of a specified time in the Option Agreement, then:

               (a) in the event that Optionee ceases to be a Service Provider for any reason other than for Cause (as hereinafter defined), death or Disability (as hereinafter defined), the Option shall remain exercisable for three (3) months following the Optionee's termination;

               (b) in the event that Optionee ceases to be a Service Provider for Cause, the Option shall terminate immediately upon the date of such termination for Cause such that the unvested portion of the Option will not vest, and the vested portion of the Option shall no longer be exercisable. The term "Cause" shall mean (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) repeated and unreasonable refusal to carry out a reasonable directive of the Company or of Optionee's supervisor which involves the business of the Company or its affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its affiliates; (iv) any breach of the Optionee's fiduciary duties or duties of care towards the Company; including, without limitation, disclosure of confidential information of the Company or breach of any obligation not to compete with the Company; and
(v) any conduct (other than conduct in good faith) reasonably determined by the Board of Directors to be materially detrimental to the Company;

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               (c) in the event that an Optionee ceases to be a Service
Provider as a result of the Optionee's Disability, the Option shall remain exercisable for twenty-four (24) months following the Optionee's date of termination for Disability. For the purposes of this Plan, "Disability" means the inability of the Optionee, in the opinion of a qualified physician acceptable to the Company, to perform the major duties of the Optionee's position with the Company because of the sickness or injury of the Optionee;

               (d) in the event that an Optionee dies while a Service Provider, the Option shall remain exercisable by the Optionee's estate or by a person who acquires the right to exercise the Option by bequest or inheritance for twenty-four(24) months following the Optionee's date of death.

         10.2 DATE OF TERMINATION. For purposes of this Plan and any Option or Option Agreement, the date of termination (whether for Cause or otherwise) shall be deemed to be the date on which the Optionee actually ceases to be a Service Provider.

         10.2 With respect to Unapproved 102 Option, if the Optionee ceases to be employed by the Company or any Affiliate, the Optionee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the Rules, regulation or orders promulgated thereunder.

         10.3 LEAVE OF ABSENCE. Unless the Board provides otherwise, vesting of Options granted hereunder shall be tolled during any unpaid leave of absence.

         10.4 A Service Provider shall not cease to be considered as such in the case of any (a) leave of absence approved by the Company, or (b) transfers between locations of the Company or between the Company, any subsidiary, or any successor.

         11.      ADJUSTMENTS.

         Upon the occurrence of any of the following described events, an Optionee's rights to purchase Shares under the Plan shall be adjusted as hereinafter provided:

         11.1 CHANGES IN CAPITALIZATION. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Option, and the number of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.

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       11.2   MERGER, ACQUISITION, OR ASSET SALE.

               (a) In the event of (i) a merger or consolidation of the Company with or into another corporation resulting in such other corporation being the surviving entity or resulting in the Company being the surviving entity and any other person or entity owning fifty percent (50%) or more of the outstanding voting power of the Company's securities, (ii) an acquisition of all or substantially all of the shares of the Company, or (iii) the sale of all or substantially all of the assets of the Company (each such event, a "Transaction"), the unexercised portion of each outstanding Option shall be assumed or an equivalent option or right substituted, by the successor corporation or a parent or subsidiary of the successor corporation.

               (b) For the purposes of this Section 11.2, the Option shall be considered assumed if, following a Transaction, the option confers the right to purchase or receive, for each Share subject to the Option immediately prior to the Transaction, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Ordinary Shares of the Company for each Share held on the effective date of the Transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if the consideration received in the Transaction is not solely Ordinary Shares of the successor corporation or its parent, the Board may, with the consent of the successor corporation, provide for the per share consideration to be received upon the exercise of the Option to be solely Ordinary Shares of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the Transaction, as determined by the Board.

               (c) For the avoidance of doubt, any transaction which has as its sole purpose to change the jurisdiction of the Company's incorporation, to "flip" the Company, or to create a holding company, where the successor company is owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction (a "Flip"), shall be deemed to be a Transaction; provided, however, that any provisions, whether in this Plan or in an Option Agreement, which have the effect of accelerating Options granted in the event of a Transaction, shall not become effective upon a Flip.

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         12.      NON-TRANSFERABILITY OF OPTIONS AND SHARES.

         12.1 No Option may be transferred other than by will or by the laws of descent and distribution, and during the Optionee's lifetime an Option may be exercised only by such Optionee.

         12.2 Shares for which full payment has not been made, shall not be assignable or transferable by the Optionee. For avoidance of doubt, the foregoing shall not be deemed to restrict the transfer of an Optionee's rights in respect of Options or Shares purchasable pursuant to the exercise thereof upon the death of such Optionee to such Optionee's estate or other successors by operation of law or will, whose rights therein shall be governed by Section 10.1(d) hereof, and as may otherwise be determined by the Board of Directors.

         12.3 As long as the Shares are held by the Trustee in favor of the Optionee, all rights the last possesses over the Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

         13.      TERM AND AMENDMENT OF THE PLAN.

         13.1 The Plan shall expire on the date which is ten (10) years from the date of its adoption by the Board of Directors (except as to Options outstanding on that date).

         13.2 The Board of Directors may, at any time and from time to time, terminate or amend the Plan in any respect. In no event may any action of the Company alter or impair the rights of an Optionee, without such Optionee's consent, under any Option previously granted to such Optionee.

         14.      TERM OF OPTION.

         Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 10 hereof, if any Option, or any part thereof, has not been exercised and the Shares covered thereby not paid for within ten
(10) years after the date on which the Option was granted, as set forth in the Notice of Grant in the Optionee's Option Agreement (or any other period set forth in the instrument granting such Option pursuant to Section 7), such Option, or such part thereof, and the right to acquire such Shares shall terminate, all interests and rights of the Optionee in and to the same shall expire, and, in the event that in connection therewith any Shares are held in trust as aforesaid, such trust shall expire and the Trustee shall thereafter hold such Shares in an unallocated pool until instructed by the Company that some or all of such Shares are again to be held in trust for one or more Optionees.

         15. CONTINUANCE OF EMPLOYMENT.

         Neither this Plan nor any offer of Shares or Options to an Optionee shall impose any obligation on the Company or a related company thereof, to continue the employment of any Optionee, and nothing in the Plan or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ of the Company or a related company thereof or restrict the right of the Company or a related company thereof to terminate such employment at any time.

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         16.      GOVERNING LAW.

         The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

         17.      APPLICATION OF FUNDS.

         The proceeds received by the Company from the sale of Shares pursuant to Options granted under the Plan will be used for general corporate purposes of the Company or any related company thereof.

         18.      TAXES.

         18.1 All tax liability regarding the grant or exercise of the Options, and the issue, holding and disposition of the Option or any tax consequences arising from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, such Optionee shall agree to indemnify the Company and/or its Affiliates that employs the Optionee and/or the Trustee, and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee. Except as otherwise required by law, the Company shall not be obligated to issue Shares upon the exercise of any Options until the full payment of all of the Optionee's tax liabilities arising from the exercise of such Options. For the avoidance of doubt, neither the Company nor the Trustee shall be required to release any share certificate to the Optionee until all payments required to be made by the Optionee have been fully satisfied. The Company and/or its Affiliates may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to Options granted under the Plan and the exercise thereof including, but not limited to (i) deducting the amount so required to be withheld from any other amount then or thereafter payable to an Optionee, and/or (ii) requiring an Optionee to pay to the Company (or any of its subsidiaries) the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Option Shares.

         18.2 The receipt of these Options and the acquisition of the shares to be issued upon the exercise of the Options may result in tax consequences. The description of tax consequences set forth in this Plan does not purport to be complete. The Optionee is advised to consult with a tax advisor with respect to the tax consequences of receiving or exercising the Options.

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       19.    DIVIDENDS.

       With respect to all Shares (in contrast to unexercised Options) allocated or issued upon the exercise of Options purchased by the Optionee and held by the Optionee or by the Trustee, if applicable, the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, and subject to any applicable taxation on distribution of dividends in accordance with the quantity of such Shares, subject to the provisions of the Company's Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of
Section 102 and the rules, regulations or orders promulgated thereunder.

       20. CONDITIONS UPON ISSUANCE OF SHARES.

         20.1 Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with applicable laws and shall be further subject to the approval of counsel for the Company with respect to such compliance. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

       20.2 Investment Representations. As a condition to the exercise of an Option, the Board may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, and make other representations as may be required under applicable securities laws if, in the opinion of counsel for the Company, such representations are required, all in form and content specified by the Board.

       21. MISCELLANEOUS.

       Whenever applicable in this Plan, the singular and the plural, and the masculine, feminine and neuter shall be freely interchangeable, as the context requires. The Section headings or titles shall not in any way control the construction of the language herein, such headings or titles having been inserted solely for the purpose of simplified reference. Words such as "herein", "hereof", "hereto", "hereinafter", "hereby", and "hereinabove" when used in this Plan refer to this Plan as a whole, unless otherwise required by context.

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